Investor Solutions

Reverse

Convertible Notes

Filed Pursuant to Rule 433

Registration No. 333-190038

November 7, 2013

ii

The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking different, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Structured investments may be one tool that investors can use to try to achieve these goals.

Structured investments may be designed to help investors meet their specific investment objectives and provide greater diversification* to their investment portfolios. Structured investments encompass a variety of structures and terms. The most typical are structured notes, which consist of a debt security linked to the performance of a reference asset. The reference asset may consist of an equity security, equity index, commodity, commodity index, foreign currency exchange rate or a basket of the foregoing. Different structured investments may be designed to help investors try to reach various goals, including minimizing loss of principal** or generating higher yields.

This brochure describes a certain type of equity linked structured investment (“Reverse Convertible Notes”) that may be utilized by investors to try to reach these goals.

An investment in structured investments involves significant risks and may not be suitable for all investors. For more information on risks associated with structured investments, please see “Certain risk considerations” in this brochure and the risk factors included in the relevant prospectus.

*	Diversification does not protect against loss. Structured investments of the same issuer expose the investor to the same credit risk.
**	Any payment on a structured investment, including any principal protection feature provided at maturity, is subject to the creditworthiness of the issuer. Structured investments are not, directly or indirectly, an obligation of any third party.

What is a Reverse Convertible Note and how does it work?

A Reverse Convertible Note is a structured investment that is linked to the performance of an equity-based reference asset. The reference asset may be a share of a stock, an exchange-traded fund or an American Depositary Receipt.

The primary feature of a Reverse Convertible Note is its enhanced yield in the form of a coupon that is often higher than both the current dividend yield, if any, of the reference asset and the yield on a bond with a comparable credit rating and maturity. The coupon is paid regardless of the performance of the reference asset. In addition to providing the potential of a higher yield, a Reverse Convertible Note provides for limited or contingent downside protection in the form of a predetermined protection price which is intended to protect an investor’s principal from a predetermined decrease in the value of the reference asset. If the reference asset crosses this price on any day during the life of the Note and at maturity the final price of the reference asset is less than the initial price, the investor will experience a loss of principal which will mirror the return on the reference asset. In such a scenario, at maturity the issuer may deliver shares of the reference asset (or the cash equivalent) that will have a lower value than the full principal amount of the Reverse Convertible Note. The coupon payments received during the term of the Reverse Convertible Note may not be sufficient to offset any such losses at maturity.

The terms of any particular Reverse Convertible Note, including the coupon rate, protection price and initial price, will be described in the offering document for that Reverse Convertible Note. You are urged to carefully read the offering documentation for any Reverse Convertible Note to understand its terms and associated risks, and you are urged to consult with your own advisors prior to investing in any Reverse Convertible Note.

Reverse Convertible Notes are not, directly or indirectly, an obligation of any third party, and any payment to be made on a Reverse Convertible Note, including any principal protection feature provided at maturity, depends on the ability of the issuer to satisfy its obligations as they come due or its creditworthiness.*

*	Reverse Convertible Notes issued by Barclays Bank PLC are not rated and rely on the ratings of the issuer. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Reverse Convertible Note.

Reverse Convertible Notes | 3

How does a Reverse Convertible Note perform at maturity?

Each Reverse Convertible Note will contain the following terms:

Reference share/linked share: The common stock, exchange-traded fund or American Depositary Receipt which the return of the Reverse Convertible Note will depend.

Coupon rate: A percentage that indicates investors’ per annum yield on the investment.

Protection price: The price of the linked share at or below which the return of the Reverse Convertible Note becomes dependent on the return of the reference asset and the investment could result in a loss.

Initial price: The closing price of the linked share on the initial valuation date (the date the Notes are priced to the public) or any other date as described in the related offering document.

Final price: The closing price of the linked share on the final valuation date (which is usually a date that is three trading days prior to the maturity date of the Note).

Payment at maturity: Depends on where the linked share trades over the term of the Reverse Convertible Note and where it is on the final valuation date.

If the protection price is crossed on any day during the term of the Reverse Convertible Note and the final price of the reference asset is less than the initial price, investors will receive a predetermined number of shares of the linked share at maturity (or the cash equivalent, at the sole election of the issuer) that will be worth less than the amount of the initial investment.

Hypothetical examples of payments at maturity for a Reverse Convertible Note

Assuming a Reverse Convertible Note is held to maturity, there are several possible payout scenarios that can occur at maturity based on the performance of the linked share. The following possible scenarios are based on the following additional assumptions

Term	1 year
Reference/linked share	Common Stock of XYZ Corp
Principal amount of Notes	$1,000
Initial price	$20, which is equal to the closing price of the linked share on the initial valuatation date (the date the Notes are priced for sale to the public)
Physical delivery amount	50, which is equal to the principal amount of the Note divided by the initial price. Any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price.
Coupon rate	12.00% per annum, paid monthly in arrears
Protection price	$16, which is equal to 80% of the initial price
Payment at maturity	At maturity, each noteholder will receive either:

the full principal amount of the Note, if the linked share never closed below the protection price from the initial valuation date to the final valuation date, or if the final price is equal to or higher than the initial price;

or

the physical delivery amount (or the cash equivalent, at the issuer’s discretion) if the linked share closed below the protection price and at maturity the final price is less than the initial price.

The examples that follow are provided for illustrative purposes only and do not constitute a guaranteed return or performance of any Reverse Convertible Note.

Scenario 1*

The linked share closes above the initial price on the final valuation date with a final price of $25.00, and never closes below the protection price on any day between the initial valuation date and the final valuation date, inclusive.

Hypothetical payment at maturity

At maturity, the investor would receive the full principal amount of the Note, plus regular coupon payments throughout the life of the Note. The investor does not participate in the appreciation of the linked share.

100% of the principal amount per Note =	$1,000

Twelve monthly coupon payments (12% × $1,000) =	$120

TOTAL	$1,120

Return of the Note = 12.00%, which is equal to the coupon yield.

Return on a direct investment in the linked share = 25.00%, which is equal to the return of the linked share from the initial valuation date to the final valuation date (excluding any dividend payments).**

Scenario 2*

The linked share closes below the initial price on the final valuation date with a final price of $18.00, but never closes below the protection price on any day between the initial valuation date and the final valuation date, inclusive.

Hypothetical payment at maturity

At maturity, the investor would receive the full principal amount of the Note plus regular coupon payments throughout the life of the Note.

100% of the principal amount per Note =	$1,000

Twelve monthly coupon payments (12% × $1,000) =	$120

TOTAL	$1,120

Return of the Note = 12.00%, which is equal to the coupon yield.

Return on a direct investment in the linked share = -10.00%, which is equal to the return of the linked share from the initial valuation date to the final valuation date (excluding any dividend payments).**

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.
**	This analysis is not meant to be a complete analysis of a comparable investment.

Reverse Convertible Notes | 5

Scenario 3*

The linked share closes above the initial price on the final valuation date with a final price of $25.00, and closed below the protection price on one or more days between the initial valuation date and the final valuation date, inclusive.

Hypothetical payment at maturity

At maturity, the investor would receive the full principal amount per Note plus regular coupon payments throughout the life of the Note.

100% of the principal amount per Note =	$1,000

Twelve monthly coupon payments (12% × $1,000) =	$120

TOTAL	$1,120

Return of the Note = 12.00%, which is equal to the coupon yield

Return on a direct investment in the linked share = 25.00%, which is equal to the return of the linked share from the initial valuation date to the final valuation date (excluding any dividend payments).**

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.
**	This analysis is not meant to be a complete analysis of a comparable investment.

Scenario 4*

The linked share closes below the initial price on the final valuation date with a final price of $17.00, and closed below the protection price on one or more days between the initial valuation date and the final valuation date, inclusive.

Hypothetical payment at maturity

At maturity, the investor does not receive the full principal amount per Note. Instead, the investor would receive 50 shares of the linked shares or the cash equivalent value (upon the issuer’s discretion). In either case, the investor’s principal amount will be reduced by the percentage decrease in the linked shares from the initial price to the final price, and will be determined by the following calculation:

Number of shares or physical delivery amount = Principal amount per Note / initial price

$1,000 / $20 = 50 shares

The investor would also receive regular coupon payments throughout the life of the Note.

At maturity, the investor would receive:

50 shares or the cash value of the 50 shares (50 × $17) =	$850

Twelve monthly coupon payments (12% × $1,000) =	$120

TOTAL	$970

Return on the Note = -3.00%, which is equal to the coupon yield of 12.00% plus the negative return of the linked share of -15.00%.

Return on a direct investment in the linked share = -15.00%, which is equal to the return of the linked share from the initial valuation date the final valuation date (excluding any dividend payments).**

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.
**	This analysis is not meant to be a complete analysis of a comparable investment.

Reverse Convertible Notes | 7

Scenario 5*

As in Scenario 4, the linked share closed below the initial price on the final valuation date but with a final price of $14.00, and closed below the protection price on one or more days between the initial valuation date and the final valuation date, inclusive. The linked share also closes below the protection price on the final valuation date.

Hypothetical payment at maturity

At maturity, the investor does not receive the full principal amount per Note. Instead, the investor would receive 50 shares of the linked shares or the cash equivalent value (upon the issuer’s discretion). In either case, the investor’s principal amount will be reduced by the percentage decrease in the linked shares from the initial price to the final price, and will be determined by the following calculation:

Number of shares or physical delivery amount = Principal amount per Note / initial price

$1,000 / $20 = 50 shares

The investor would also receive regular coupon payments throughout the life of the Note.

At maturity, the investor would receive:

50 shares or cash value of the 50 shares (50 × $14) =	$700

Twelve monthly coupon payments (12% × $1,000) =	$120

TOTAL	$820

Return on the Notes = -18.00%, which is equal to the coupon yield of 12.00% plus the negative return of the linked share of -30.00%.

Return on a direct investment in the linked share = -30.00%, which is equal to the return on the linked share from the initial valuation date to the final valuation date (excluding any divident payments).**

At maturity, the Reverse Convertible Note would have outperformed the linked share in all scenarios except when the linked share has not crossed the protection price and at maturity has appreciated beyond the yield of the coupon.

*	The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.
**	This analysis is not meant to be a complete analysis of a comparable investment.

What are the key benefits and the key risks of a Reverse Convertible Note?

Benefits	•	Typically pay an above-market coupon regardless of the performance of the reference asset

	•	Generally, provide a higher coupon than traditional fixed-income securities of comparable maturities and credit ratings

	•	In a declining market, fixed coupons may help to offset or minimize the losses associated with the decline of the reference asset

Risks	•	The above-market coupon may not be sufficient to offset any losses at maturity if the reference asset declines at maturity

	•	No principal protection – possible loss of some or the entire principal amount of the original investment

	•	Any payment on the Notes is subject to the creditworthiness of the issuer, Barclays Bank PLC

	•	Return limited to coupon – no participation in appreciation of the reference asset so Reverse Convertible Notes will underperform a direct investment in the reference asset if the reference asset appreciates beyond the coupon yield

	•	If the reference asset declines in value, the investor may receive shares of the reference asset (or the cash equivalent), rather than the full principal amount at maturity. The value of the shares of the reference asset delivered at maturity will be lower, and possibly significantly lower, than the principal amount invested in the Notes

	•	Reverse Convertible Notes will not be listed on any securities exchange and may not be as liquid as the reference asset. Thus, Reverse Convertible Notes should be treated as a buy and hold investment

For a full description of the risks involved with this type of investment, please review “Risk Factors” in the applicable Reverse Convertible Note offering document and accompanying prospectus supplement and prospectus.

Reverse Convertible Notes | 9

Certain risk considerations

Some of the risks related to Reverse Convertible Notes, specifically, and structured investments, generally, are described below. Before investing in any structured investment, you should read the relevant prospectus or offering document for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing.

Credit of issuer

The types of structured investments detailed in this document are senior unsecured obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the structured investments, including any payment of principal, depends on the ability of Barclays Bank PLC to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the structured investments. In the event Barclays Bank PLC was to default on its obligations, you may not receive the amounts owed to you under the terms of the structured investments.

No rights to the reference asset

As a holder of the Reverse Convertible Notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Limited liquidity

You should be willing to hold the structured investments to maturity. There may be little or no secondary market for the structured investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC intend to make a secondary market in the structured investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the structured investments. If you sell structured investments prior to their maturity, you may have to sell them at a substantial loss.

The estimated value of structured investments is expected to be less than the issue price of the structured investments

The estimated value of structured investments on their pricing date, based on the issuer’s internal pricing models, is expected to be lower than the issue price (the price that the structured investment is offered for sale to the public) of the structured investments. The difference between the issue price of structured investments and the issuer’s estimated value is expected as a result of certain factors, such as the inclusion in the issue price of sales discounts, commissions or fees paid to Barclays Capital Inc. or other affiliates of the issuer or other intermediaries, the estimated profit that the issuer or its affiliates expects to earn in connection with structuring the structured investment and certain hedging and development costs that the issuer may incur in connection with the structured investment.

The issuer’s estimated value will be based on a number of variables, including the issuer’s internal funding rates, which may vary from the levels at which the issuer’s benchmark debt securities trade in the secondary market. The issuer’s estimated value of a structured investment may be lower if such estimated value was based on the secondary market levels described in the preceding sentence. The pricing models of Barclays Bank PLC are based on a number of subjective assumptions that may or may not materialize and may prove to be inaccurate. Such pricing models may also be different from the pricing models of other financial institutions.

Certain built-in costs are likely to adversely affect the value of the structured investments prior to maturity

The original issue price of the structured investments includes the agent’s commission and the cost of hedging our obligations under the structured investments, as noted above. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase structured investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the structured investment could result in a substantial loss to you.

Your own evaluation of the merits

In connection with any purchase of a structured investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a structured investment before investing.

Market risk

The return, if any, on structured investments is dependent on the performance of the reference asset to which it is linked. Thus, changes in the level, value or price of the reference asset will determine the amount payable on the structured investment. Unless your structured investment is fully principal protected (in which case, all payments on the structured investment are subject to the credit risk of Barclays Bank PLC, as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Historical results not indicative of future performance

The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the structured investments, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

You may lose some or all of your initial investment; coupons paid may not be sufficient to offset losses

Reverse Convertible Notes expose investors to the same downside price risk as the reference shares (i.e., you are subject to losses resulting from any decrease in the price of the reference shares) if (i) the final price of the reference shares is lower than the initial price of the reference shares and (ii) between the initial valuation date and the final valuation date, inclusive, the closing price of the reference shares on any day is below the protection price. In such cases, you could lose some or all of your initial investment, and the coupons paid on a Reverse Convertible Note may not be sufficient to offset your losses at maturity.

At maturity, you must be willing and able to own reference shares that are worth substantially less than their initial price

At maturity, instead of paying you a cash amount, the issuer has the right to deliver to you a fixed number of reference shares with a market value that may be substantially less than the price of such shares on the initial valuation date. Before investing in Reverse Convertible Notes, you should be willing to own, at maturity, reference shares that are worth substantially less than the price of such shares when you purchased your Reverse Convertible Notes.

The return on Reverse Convertible Notes will not exceed the coupons payable

Reverse Convertible Notes do not have the same price appreciation potential as the reference shares to which they are linked because even if the price of the reference shares has increased from the initial valuation date to the final valuation date, the payment to you at maturity will not exceed the principal amount of the notes. Your return on the Reverse Convertible Notes is limited to the coupon payments regardless of how well the reference shares perform. In contrast, owning reference shares will entitle you to the full appreciation of such shares.

An investment in Reverse Convertible Notes involves risks associated with investments in a single equity security

The price of the reference asset can rise or fall sharply due to factors specific to the reference asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. Before investing in Reverse Convertible Notes, you are urged to review financial and other information filed periodically with the SEC by the issuer of the reference asset.

Reverse Convertible Notes | 11

Price volatility

Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the structured investments. Changes in the levels, values or prices of the reference assets will determine the payment on the structured investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the structured investments if the levels, values or prices of the reference assets decline. Unless your structured investment is fully principal protected (in which case, all payments on the structured investment are subject to the credit risk of Barclays Bank PLC, as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the structured investments

In addition to the level, value or price of the reference asset on any day, the market value of the structured investments will be affected by a number of economic and market factors that may either offset or magnify each other, including

•	the expected volatility of the reference asset or its underlying components;

•	the time to maturity of the structured investments;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the structured investments; and

•	the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interests

Barclays Bank PLC or one of its affiliates could serve as the calculation agent for the structured investments. The calculation agent will make determinations related to the structured investments, including calculating the amounts payable to you under the structured investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or its affiliates performing the role of calculation agent under the structured investment.

Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the structured investments, including hedging its obligations under the structured investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the structured investments.

In addition, the Wealth and Investment Management division of Barclays Capital Inc. (“WIM”), may offer Reverse Convertible Notes to its clients and be compensated for doing so. WIM, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of Reverse Convertible Notes to you and, as such, its role may create a potential conflict of interest. WIM is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Reverse Convertible Notes by you. WIM is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in Reverse Convertible Notes through WIM, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

Earn success with Barclays

Barclays Investor Solutions team is dedicated to providing a suite oftailored and innovative solutions to a wide range of financial professionals. We deliver practical solutions that benefit and make sense for our clients, including

•	All Asset Classes and Structures Under One Roof’”

•	Commitment to our clients: client service is the foundation for our success

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details (including risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in an offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or +1 888 227 2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue — Attn: US InvSol Support, New York, NY 10019.

© 2013 Barclays Bank PLC. All Rights Reserved.

Contacts

For more information, please contact us at
Phone:	+1 212 528 7198
Email:	solutions@barclays.com
Website:	barx-is.com

P0501 | CSNY423264 v21 | November 2013